Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-144917

Dated September 17, 2007

5,520,667 Shares

Heartland Payment Systems, Inc.

Common Stock

The offering of Heartland Payment Systems, Inc. common stock described in the prospectus dated September 7, 2007 and preliminary prospectus supplement of the same date has been resized and priced.

5,520,667 shares of common stock will be sold in the offering (resized from an initially offered 6,520,667 shares), at a price of $26.34 per share (the common stock’s closing price on the New York Stock Exchange on September 17, 2007).

When the offering was resized, the share amounts offered by all parties were proportionately reduced from those reflected in the preliminary prospectus supplement referred to above, as were the overallotment options granted by the selling shareholders and the company.

Citi and JPMorgan acted as co-bookrunning managers for the offering. William Blair & Company, SunTrust Robinson Humphrey, Robert W. Baird & Co., and KeyBanc Capital Markets acted as co-managers.

The issuer has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus and prospectus supplement relating to the offering may be obtained from the following: Citi, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 Attention: Prospectus Department, telephone (718) 765-6732; or JPMorgan, National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone (718) 242-8002, facsimile (718) 242-8003.